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                             November 28, 2023

       Shakiel Humayun
       Co-Chief Executive Officer
       Dome Capital, LLC
       10006 Cross Creek Blvd #103
       Tampa FL 33647

                                                        Re: Dome Capital, LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted November
13, 2023
                                                            CIK No. 0001988836

       Dear Shakiel Humayun:

                                                        We have reviewed your
draft offering statement and have the following comments.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Draft Offering Statement on Form 1-A

       General

   1. We note your disclosure on the cover page that closings may be made at any level of proceeds raised and on
page 6, you state you will close once you have reached the
                                                        maximum offering for
each series. Please revise to provide additional detail regarding the mechanics of the
closings, including at which point in the closing process you will make a final determination to
accept or reject a subscription.
   2. Because your offering is a blind-pool, please provide the disclosure required by
                                                        Industry Guide 5 or
advise. For example only, and not limited to the following, please clearly disclose the
compensation to be paid to your manager pursuant to Item 4 and provide the disclosure
required by Item 8, including prior performance tables. For
                                                        guidance, refer to
Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A,
                                                        and Corporation Finance
Disclosure Guidance Topic No. 6.
 Shakiel Humayun
Dome Capital, LLC
November 28, 2023
Page 2

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameShakiel Humayun
                                                        Division of Corporation
Finance
Comapany NameDome Capital, LLC
                                                        Office of Real Estate &
Construction
November 28, 2023 Page 2
cc:       Rajiv Radia, Esq.
FirstName LastName